UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                        (Amendment No.   )*

                                  ACCEL International Corporation
                             -------------------------------------------
                                         (Name of Issuer)

                              Common Stock, par value $0.10 per share
                             -------------------------------------------
                                  (Title of Class of Securities)

                                           004299 10 3
                             -------------------------------------------
                                          (CUSIP Number)

                               William H. Cuddy, Esq. (860) 275-0100
                                        Day, Berry & Howard
                                     CityPlace I, Hartford, CT
                             -------------------------------------------
                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                              December 15, 1995 and December 28, 1995
                             -------------------------------------------
                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of the five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages
Page 1 of 11 Pages

CUSIP NO. __ 004299 10 3 __                              Page 2 of 11 Pages

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Rhoda Chase   ###-##-####


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a)[  ]
                                                        (b)[x]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]

6.      CITIZENSHIP OR PLACE OR ORGANIZATION
        United States of America


 7.                    SOLE VOTING POWER
   NUMBER OF           382,000 shares*
      SHARES      8.   SHARED VOTING POWER
  BENEFICIALLY         -0- shares
    OWNED BY      9.   SOLE DISPOSITIVE POWER
        EACH           382,000 shares*
REPORTING PERSON 10.   SHARED DISPOSITIVE POWER
        WITH           -0- shares


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        382,000 shares*


12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                            [  ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        *8.6% or 1.1%, to the extent the reporting person may be deemed to have temporarily transferred dispositive power and voting power over 335,000 shares as described herein in Item 6.

14.     TYPE OF REPORTING PERSON*
        IN


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. __ 004299 10 3 __                              Page 3 of 11 Pages

                              STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer

        The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL Corporation ("ACCEL"), a Delaware corporation whose principal executive offices are located at 475 Metro Place, North Dublin, Ohio 13017.

Item 2. Identity and Background

        (a)    Name:

               Rhoda Chase (the "reporting person")

        (b)    Residence or Business Address:

               96 High Ridge Road
               West Hartford, Connecticut 06117

        (c)    Present Principal Occupation or Employment:

               Not Applicable.

        (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction nor has she, as a result of any such proceeding, been subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Citizenship:

        The reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Considerations

        (a) On April 17, 1995, the reporting person purchased 210,000 shares of Common Stock from Chase Insurance Holdings Corporation ("CIHC") in a private sale at a price of $2.00 per share.

CUSIP NO. __ 004299 10 3 __                              Page 4 of 11 Pages

        (b) On December 15, 1995, the reporting person purchased 125,000 shares of Common Stock from CIHC in a private sale at a price of $2.50 per share.

        (c) On December 28, 1995, the reporting person purchased 47,000 shares of Common Stock from CIHC in a private sale at a price of $2.375 per share.

        The aggregate amount of funds used by the reporting person to purchase the shares in (a), (b) and (c) above was $844,125. Such funds were obtained from the personal funds of the reporting person.

Item 4. Purpose of Transaction

        The reporting person is holding the 382,000 shares of Common Stock she owns of record for investment purposes. Based on her ongoing evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to her, offers for her shares of Common Stock, general economic conditions and other future developments, the reporting person may decide to sell or seek the sale of all or part of her present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

        Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of ACCEL or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of ACCEL;

        (f) Any other material change in ACCEL's business or corporate structure;

        (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

CUSIP NO. __ 004299 10 3 __                              Page 5 of 11 Pages

        (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

        (j)    Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

        (a) As of the date hereof, the reporting person owns of record and beneficially 382,000 shares of Common Stock, or 8.6% of the 4,446,432 shares of Common Stock outstanding as of October 31, 1995, except to the extent that the reporting person may be deemed to have temporarily transferred beneficial ownership of 335,000 shares of Common Stock (the "Borrowed Securities") owned by her to Insurance Holdings Limited Partnership (the "Borrower") pursuant to a letter agreement dated December 15, 1995 between the reporting person and the Borrower (the "Letter Agreement").

        (b) The reporting person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the 382,000 shares of Common Stock owned by her, except to the extent that the reporting person, as described in greater detail in Item 6, may be deemed to have transferred the sole power to vote, direct the voting of, dispose of, or direct the disposition of, the Borrowed Securities to the Borrower during the term of the Letter Agreement.

        (c) Besides the following transactions, no transactions occurred during the past sixty days:

                                                                               Where and
           Character of                            Price         Number        How Transaction
Date       Transaction                             Per Share     of Shares     Was Effected

12/15/95   Purchase from CIHC by the                 $2.50        125,000        Private
           reporting person                                                      Purchase

12/15/95   Loan by the reporting person to           *            335,000        Private
           Insurance Holdings Limited Partnership                                Transaction

12/28/95   Purchase from CIHC by the                 $2.375        47,000        Private
           reporting person                                                      Purchase

  * See Item 6 for a description of the service fee to be paid by the Borrower to the reporting person for the Borrower's use of the Borrowed Securities.

CUSIP NO. __ 004299 10 3 __                              Page 6 of 11 Pages

        (d) As described in greater detail in Item 6, the Borrower may be deemed to have the right during the term of the Letter Agreement to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 335,000 shares of Common Stock loaned by the reporting person to the Borrower.

        (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        The reporting person has agreed to lend the Borrowed Securities to the Borrower pursuant to the Letter Agreement. Under the terms of the Letter Agreement, the Borrower has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Letter Agreement. In exchange for the reporting person's lending the Borrowed Securities to the Borrower, the Borrower is to pay the reporting person quarterly a service fee of six percent (6%) per annum of the average monthly market value of the Borrowed Securities prorated over the number of days the Letter Agreement is in effect. In addition, the Borrower is to pay to the reporting person any cash dividends or distributions declared on the Common Stock during the term of the Letter Agreement. Upon the termination of the Letter Agreement, the Borrower is to deliver to the reporting person securities that are identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes during the term of the Letter Agreement. The Letter Agreement is to terminate December 31, 1998 unless terminated sooner by one of the parties pursuant to the terms of the Letter Agreement.

        Other than the foregoing, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any other person with respect to any securities of ACCEL, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b)(1) adopted thereunder.

CUSIP NO. __ 004299 10 3 __                              Page 7 of 11 Pages

Item 7. Material to be Filed as Exhibits

        A.     Letter Agreement dated December 15, 1995 regarding
               loan of Common Stock of ACCEL. . . . . . . . . . . .Page 10

CUSIP NO. __ 004299 10 3 __                              Page 8 of 11 Pages


                                             SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in the Statement is true, complete and correct.

Dated:  December 29, 1995



                                      /s/ Rhoda Chase
                                      Name:  Rhoda Chase

CUSIP NO. __ 004299 10 3 __                              Page 9 of 11 Pages

                                 EXHIBIT A

RHODA L. CHASE
C/O Chase Enterprises, One Commercial Plaza
Hartford, CT  06103



                                                     December 15, 1995



Insurance Holdings Limited Partnership
C/O Chase Enterprises
One Commercial Plaza
Hartford, CT  06103

        Re:  Loan of Common Stock of ACCEL International Corporation

        This letter will set forth and confirm the agreement entered into between Insurance Holdings Limited Partnership ("Borrower") and Rhoda L. Chase ("Lender") regarding shares of common stock of ACCEL International Corporation (the "Company").

        1. Lender hereby confirms that it has loaned to Borrower 335,000 shares of the common stock, par value $.10 per share, of the Company ("Borrowed Securities").

        2. Until this Agreement is terminated, Borrower shall have the full use of the Borrowed Securities including the right to sell, pledge or otherwise transfer or encumber such securities to others.

        3. Upon the termination of this Agreement, Borrower shall deliver to Lender securities identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which the Company has made during the term of this Agreement with respect to the Borrowed Securities. During the term of this agreement and from time to time but in no event later than ten (10) days after the date of any distributions, Borrower shall pay over to Lender in cash the amount of any cash dividends or distributions made by the Company respecting the Borrowed Securities. In the event of a recapitalization, stock split or other exchange by the Company with respect to the Borrowed Securities, the exchanged or newly issued shares shall be deemed identical in kind to the Borrowed Securities.

        4. Borrower agrees to pay Lender a service fee for the use of the Borrowed Securities. The service fee shall be six percent (6%) per annum of the average monthly market value of the Borrowed Securities pro rated over the number of days this Agreement is in effect. Such fee shall be due and payable quarterly on the last day of each March, June, September and December for which this Agreement is in effect.

CUSIP NO. __ 004299 10 3 __                              Page 10 of 11 Pages

        5. Upon demand, Borrower will secure its obligations under this agreement by delivering the Lender marketable securities, or other property having a market value of at least one hundred and five percent (105%) of the market value of the Borrowed Securities. Such transfer of property as security shall be accompanied by such instruments and documents as shall be adequate to provide Lender with a good and valid security interest therein. The said security interest shall give Borrower the right to substitute collateral. Except in the event of default by Borrower, Lender shall not have any right to sell or otherwise dispose of the collateral.

        6. Lender and Borrower agree that the loan of the Borrowed Securities shall not reduce Lender's risk of loss or opportunity for gain respecting the Borrowed Securities.

        7. Borrower and Lender agree that they shall maintain their respective books and records with respect to the Borrowed Securities to reflect the transfer of said securities under this Agreement; to record any obligation that may arise with respect to any dividends or distributions respecting the Borrowed Securities which may be made by the Company; to record the transfer of any property or cash in satisfaction of any dividend or distribution obligation; and to record the transfer of stock in whole or partial satisfaction of the obligation respecting return of the Borrowed
Securities. Borrower and Lender further agree that they will, upon reasonable request, confirm to the other or any auditors of the other their respective obligations with respect to the Borrowed Securities. The obligation hereunder regarding the records of the parties shall also apply with respect to any collateral which may be transferred to secure Borrower's obligation.

        8. Unless otherwise sooner terminated as herein provided, this Agreement shall terminate on December 31, 1998. Borrower reserves the right to terminate this Agreement by return of the Borrowed Securities upon two (2) days' notice to Lender. Such right of termination shall be exercisable in whole or in part. Lender reserves the right to terminate this agreement on written notice to Borrower of five (5) business days, at which time Borrower shall fulfill its obligations to Lender as provided in paragraph 3 hereof.

        9. This Agreement shall be binding upon the respective successors and assigns of Lender and Borrower.

CUSIP NO. __ 004299 10 3 __                              Page 11 of 11 Pages


        Please confirm that the foregoing sets forth our understanding regarding the Borrowed Securities by signature below.

                                             Very truly yours,


                                             /s/ Rhoda L. Chase
                                             Rhoda L. Chase


THE FOREGOING IS HEREBY
CONFIRMED AND AGREED TO:

Insurance Holdings Limited Partnership
By: Chase Insurance Corporation,
its General Partner


/s/ Cheryl Chase Freedman
Cheryl Chase Freedman
Executive Vice President